June 8, 2021

Valerie J. Lithotomos

Disclosure Review and Accounting Office

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Ms. Lithotomos:

On April 13, 2021, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, the SPAC and New Issue ETF (the “Fund”) filed post-effective amendment No. 77 to the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended to amend the Fund’s principal investment strategy. On May 24, 2021, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

General

1.      Comment. Please complete all bracketed items including ticker symbols

Response. The Registrant affirms that it will complete all of the bracketed items.

Fees and Expenses

2.      Comment. Please add the Acquired Fund Fees and Expenses to the Fund’s fee table, if appropriate.

Response. The Registrant notes that as of March 31, 2021, the Fund has not incurred any Acquired Fund Fees and Expenses. The Registrant further notes that it will remove the Acquired Fund Fees and Expenses line item from the Fund’s fee table.

Portfolio Turnover

3.      Comment. With regard to the Fund’s portfolio turnover disclosure, please revise the existing disclosure to state the Fund’s current portfolio turnover rate.

Response. The Registrant has revised the existing disclosure as follows (added text is underlined and removed text is struck):

PORTFOLIO TURNOVER: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, may adversely affect the Fund’s performance. ~~The Fund does not have any portfolio turnover because it has not yet launched.~~ For the period ended March 31, 2021, the Fund had a portfolio turnover of 81%.

June 8, 2021

Principal Investment Strategy

4.      Comment. Please supplementally explain why the Fund will invest in swaps.

Response. From time to time, the Fund’s adviser may determine that it is more efficient and attractive to seek investment exposure to certain SPACs through a total return swap, rather than through holding the SPAC directly. The Fund and the adviser are aware of the fees and expenses associated with the use of swaps. The adviser expects that most of the Fund’s investment exposure to SPACs will be achieved through direct holdings of SPACs.

5.      Comment. Please clarify why the Fund is investing in swaps and whether the Fund will enter into swap agreements on U.S. equity securities or U.S. equity securities of companies that completed an initial public offering within the last two years.

Response. The Registrant has revised the disclosure (added text is underlined):

The Fund may enter into swap agreements on publicly traded SPACs and individual U.S. equities of any market capitalization that have completed an initial public offering within the last two-years. The Fund utilizes swap agreements in order to receive the returns associated with owning a SPAC or company that completed an initial public offering within the last two-years without the cost associated with actually investing in the SPAC. The Fund will utilize swap agreements to increase leverage in the Fund’s investments.

6.      Comment. Please clarify whether a SPAC that has completed a business combination within the last two years is considered a company that completed an initial public offering within the last two years.

Response. The Registrant has revised the existing disclosure (added language is underlined and deleted language is struck):

The Fund is an actively managed exchange traded fund. In pursuing the Fund’s investment objective, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in units and shares of Special Purpose Acquisitions Companies (“SPACs”) that have a minimum capitalization of $100 million and companies that completed an initial public offering (“IPO”) within the last two years. A SPAC is blank check company that has not yet merged with an operating company or even chosen a merger target. SPACs are formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. SPACs often have pre-determined time frames to merge (typically two years) or the SPAC will liquidate. A SPAC generally offers units, each comprised of one share of common stock and a warrant (or portion of a warrant) to purchase common stock. A warrant is a security that allows its holder to purchase a specified amount of common stock at a specified price for a specified time. The Fund may seek to sell warrants that it receives in connection with the purchase of a SPAC’s units in order to generate additional returns for shareholders. The Fund may purchase units or shares of SPACs that have completed an IPO within the last two years on a secondary market or during a SPAC’s IPO. A SPAC that has completed a business transaction within the last two-years is considered a company that has completed an IPO within the last two-years. The Fund utilizes swap agreements in order to receive the returns associated with owning a SPAC or company that completed an initial public offering within the last two-years without the cost associated with actually investing in the SPAC. The Fund will utilize swap agreements to increase leverage in the Fund’s investments.

June 8, 2021

7.      Comment. To the extent using swaps is related to increase leverage in investments, please disclose that leverage is part of the Fund’s strategy.

Response. The Registrant has revised the existing disclosure (added text is underlined):

The Fund may enter into swap agreements on publicly traded SPACs and individual U.S. equities of any market capitalization that have completed an initial public offering within the last two-years. The Fund utilizes swap agreements in order to receive the returns associated with owning a SPAC or company that completed an initial public offering within the last two-years without the cost associated with actually investing in the SPAC. The Fund will utilize swap agreements to increase leverage in the Fund’s investments.

Portfolio Manager

8.      Comment. With regard to the Portfolio Manager disclosure – please revise the disclosure to include the month and date of the Fund’s inception.

Response. The Registrant has revised the existing disclosure (added text is underlined):

Matthew Tuttle has served as the Fund’s portfolio manager since the Fund’s inception in December 2020.

June 8, 2021

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If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger